Exhibit 99.1

Private Placement to Accelerate Growth and Enhance Profitability

Regina, Saskatchewan –– March 25, 2025 –– Above Food Ingredients Inc. (Nasdaq: ABVE) (“the Company”) has announced the successful signing of a $9 million private placement of convertible notes with institutional investors. Of this amount, $7 million is expected to fund on or about March 27, 2025, subject to customary closing conditions, and the funding of the remaining $2 million, from Origin Capital, backed by Broadline Capital together with two of the United State’s most prestigious and renowned technology research universities, will be subject to the Company’s entering into definitive documents for a reverse merger transaction with Palm Global Technologies Ltd. (“Palm Global”).

The recent restructuring and capital raising by the Company has been facilitated in concert with the team at Palm Global and significantly improves the Company’s financial position. The substantial elimination of debt from the balance sheet, coupled with its transition towards profitability, positions the Company to leverage its strengthened financial position to accelerate revenue growth, expand profit margins and enhance shareholder value.

The funds raised today will be used to expedite several key growth opportunities for the Company’s Montana-based specialty ingredient subsidiary, Stricks Ag LLC. This subsidiary has consistently exceeded expectations, and has become a cornerstone of the Company’s strategic focus on optimizing margins and driving profitability.

The Company has also agreed to make an investment in Palm Global in order to advance and participate in several key initiatives. These include activities related to a major and highly profitable agri-tech contract secured by Palm Global, as well as the development of the Company’s proprietary AI-driven genomics division, to implement the Grow-to-Order strategic initiative which is generating new business opportunities through Palm Global.

Lionel Kambeitz, Founder and CEO of Above Food Ingredients Inc. commented “As we embark on this new fiscal year, which started in February, the prospect for Above Food and our shareholders have never looked so promising. With the restructure of the company and the expected acquisition of Palm Global, the $9 million financing announced today enables Above Food to drive significant growth in profitability, this year and beyond. We are expecting Palm Global to make a number of key announcements over the coming weeks and will ensure timely communication with our shareholders so that they can understand the significance of these developments as we move forward together.”

Peter Knez, Chairman and CEO of Palm Global, commented: “The transition of Above Food, combined with the outstanding progress achieved by Palm Foods in recent weeks, has been truly remarkable and has surpassed management expectations. I am confident that today’s successful fundraising, supported by the participation of two of the United States’ most esteemed research institutions, served as testament to our accomplishments. It also represents a significant endorsement of Palm Global’s world-class technology, strategic alliances, and its innovative Agritech-to-Fintech business model." Peter went on to say: "With the two companies nearing the completion of definitive agreements, and Palm making significant strides toward finalizing several lucrative contracts, I am confident that the future is tremendously exciting for both companies and their respective shareholders."

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE ) is an ingredient company that delivers products made with real, nutritious, flavorful ingredients produced with transparency. The Company’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary seed development capabilities that leverage the power of artificial intelligence-driven genomics and agronomy, the Company delivers nutritious foods to businesses and consumers with traceability and sustainability.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions and include, without limitation, statements about the ability of or expectations regarding the future performance of our business and operations.

Forward-looking statements are based on the current expectations of the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by the Company with the United States Securities and Exchange Commission, which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com